EXHIBIT (a)(3)

FROM:  PRISCILLA LU
SUBJECT: OFFER TO EXCHANGE OPTIONS
DATE:   July 12, 2001

IMPORTANT NEWS—Please read immediately! This offer expires August 8, 2001!

I am pleased to announce that the Board of Directors has approved the offer to all eligible employees who hold stock options outstanding under the interWAVE Communications International Ltd. 1999 Option Plan (the "1999 Option Plan"), and the interWAVE Communications International Ltd. 2001 Supplemental Stock Plan (the "2001 Stock Plan"), granted after August 1, 1999, the opportunity to exchange outstanding unexercised stock options ("Old Options") for the promise to grant new options ("New Option(s)"), to be granted in the future. This offer expires at 9:00 p.m. Pacific Daylight Time on August 8, 2001.

interWAVE Communications International, Ltd. ("interWAVE" or "we") is making this offer upon the terms and conditions described in the enclosed Offer to Exchange, this memorandum, the Election Form and the Notice to Change Election From Accept to Reject. Please read these documents carefully before you make any decisions regarding the offer. We also strongly encourage you to consult your tax and financial advisors before making any decision about the offer.

If you elect to participate in this exchange, your Old Options will be cancelled and you will receive a promise to grant a New Option ("Promise to Grant New Option"). The New Option will be for the same number of shares (split-adjusted) as your Old Option, less any exercised shares. You must make your election by completing and returning the enclosed Election Form during the period beginning on July 12, 2001 and ending at 9:00 p.m., Pacific Daylight Time, August 8, 2001, unless extended by us (the "Expiration Date"). If you turn in the Election Form after this date, it will not be accepted, or if you fail to turn it in, you will be deemed to have elected not to accept the offer. interWAVE will e-mail a confirmation of receipt within 48 hours of receiving your Election Form (this receipt does not constitute acceptance of the options for exchange).

The main features of the offer include the following:

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  You are eligible to participate in this exchange if you are an employee of interWAVE or one of our subsidiaries located in the U.S., the United Kingdom, France, Ireland or Hong Kong through the Expiration Date. However, members of the Board of Directors and employees defined as officers for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended, are not eligible to participate.

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  Any of your outstanding, unexercised options granted since August 1, 1999 under the 1999 Option Plan or the 2001 Stock Plan may be tendered.

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  If you elect to tender an Old Option it must be cancelled in its entirety. Also, if you elect to tender an Old Option, all Old Options granted after February 9, 2001 must be tendered. All cancelled grants will be replaced with a Promise to Grant a New Option on the first business day that is six months and one day from the date the Old Options are cancelled. We expect to grant the New Options on February 12, 2002, unless the offer is extended by us, in which case the New Options will be granted on the first business day that is six months and one day from the date that we cancel the Old Options accepted for exchange.

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  Employees electing to cancel Old Options pursuant to this offer will not be eligible for any option grants until February 12, 2002 at the earliest.

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  Once your Old Options are cancelled, you will not be able to exercise your Old Options, even if you terminate employment and do not receive a New Option.

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  The New Option will be for the same number of shares (split-adjusted) as your Old Option, less any exercised shares.

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  The New Options will be granted under the 1999 Option Plan or the 2001 Stock Plan, as determined by the Board of Directors. For employees in France, the New Options will be granted under the 1999 Option Plan for French Employees (the "French Sub-Plan").

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  Old Options that are currently incentive stock options will be exchanged for New Options that are incentive stock options to the maximum extent they qualify under the tax laws on the date of grant. Old Options that are currently nonqualified stock options or that, as of the date of the grant, cannot qualify as incentive stock options, will be exchanged for New Options that are nonqualified stock options.

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  The exercise price of the New Option will be equal to the fair market value on the day we grant the New Option, expected to be February 12, 2002, as determined by the closing price of interWAVE common stock on Nasdaq Market. This price may be higher, or lower, or the same as the exercise price of your option to be cancelled. There is a possibility that the exercise price of the New Options could be higher than the exercise price of the Old Options.

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  Each new option granted will vest commencing on the grant date, which is expected to be February 12, 2002. For eligible employees other than those located in France or Hong Kong, the replacement option will vest monthly on the same day of the month as the vesting commencement date at a rate of 1/48th of the shares subject to the option over four years, subject to the optionee continuing to be a service provider on such dates. Options granted under the French Sub-Plan will vest 100% at the expiration of a four year holding period, subject to the optionee continuing to be a service provider on such date. Options granted to employees in Hong Kong will vest as to 12.5% of the shares subject to the option six (6) months from the grant date and 1/48th of the shares monthly thereafter over four years, subject to the optionee continuing to be a service provider on such dates. No credit shall be given to any optionee for vesting under the old options or for the 6 month period prior to the grant date.

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  If your employment with interWAVE or one of our subsidiaries terminates voluntarily OR involuntarily prior to the date the New Options are granted (expected to be February 12, 2002), you will not receive a New Option.

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  The terms of each New Option will be subject to the terms of the 1999 Option Plan, the French Sub-Plan or the 2001 Stock Plan, whichever is applicable, and a new option agreement between interWAVE and you.

If you have any questions concerning the offer to exchange, please contact Shannyn McSheffrey in Human Resources at (650) 838-2040.

    This offer is not a guarantee of employment for any period. Your employment with interWAVEe and our subsidiaries remains "at will" and may be terminated at any time by either you or interWAVE (or one of interWAVE's subsidiaries, as applicable), with or without cause or notice, subject to the provisions of local law.